UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

BioVeris Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

090676107
(CUSIP Number)

Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090676107
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roche Holding Ltd
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,795,914 shares of Common Stock (including 332,000 shares subject to outstanding options)(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,795,914 shares of Common Stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 21.3%
14.		Type of Reporting Person (See Instructions) CO
(1) Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Stockholders Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer

The classes of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of BioVeris Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 16020 Industrial Drive, Gaithersburg, Maryland 20877.

Item 2. Identity and Background

The name of the person filing this statement is Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”). Roche is a holding company which, through its subsidiaries (collectively, the “Roche Group”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals, and in the business of in vitro diagnostics. The Roche Group is one of the world’s leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostic systems. The address of the principal office of Roche is Grenzacherstrasse 124, CH-4070 Basel, Switzerland.

Roche is aware that Mr. Andre S. Hoffmann, who is a director of Roche, is a member and the spokesperson for a shareholder group with pooled voting rights representing a majority of the voting securities of Roche. Dr. Andreas Oeri, who is also a director of Roche, is another member of the shareholder group.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of Roche is set forth in Schedule A hereto, and is incorporated by reference.

During the last five years, Roche has not, nor, to the best of Roche’s knowledge, have any of the persons listed on Schedule A attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Stockholders Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among Roche and each of Samuel J. Wohlstadter and Nadine Wohlstadter (collectively, the “Stockholders”). Samuel J. Wohlstadter is a director and the chief executive officer of the Issuer. The Stockholders entered into the Stockholders Agreement as an inducement to Roche to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Roche did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholders Agreement and thus no funds were used for such purpose.

Item 4. Purpose of Transaction

(a)−(b) On April 4, 2007, Roche, Lili Acquisition Corporation, an indirect wholly-owned subsidiary of Roche (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub into the Issuer (the “Merger”) with the Issuer surviving the merger as an indirect wholly-owned subsidiary of Roche, upon the terms and subject to the conditions set forth in the Merger Agreement. At the Effective Time (as defined in the Merger Agreement), each share of the Issuer’s Common Stock will be converted into the right to receive $21.50 in cash, without interest. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In order to induce Roche to enter into the Merger Agreement, the Stockholders entered into the Stockholders Agreement with Roche, dated as of April 4, 2007 (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, the Stockholders have agreed to vote all securities of the Issuer (including all shares of Common Stock and Series B Preferred Stock) owned by them in favor of the merger and against (i) any other Takeover Proposal (as defined in the Merger Agreement), (ii) any reorganization, recapitalization, liquidation or winding up of the Issuer or

(iii) any corporate action (other than an adjournment of a stockholder meeting which is recommended by the board of directors of the Issuer) which would frustrate the merger. The Stockholders Agreement terminates upon the earliest to occur of the Effective Time, the termination of the Merger Agreement in accordance with its terms, or a Company Adverse Recommendation Change (as defined in the Merger Agreement) unrelated to a Takeover Proposal. A copy of the Stockholders Agreement is included as Exhibit 2 hereto and the description of the Stockholders Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Roche entered into an agreement with Mr. Wohlstadter, dated as of April 4, 2007 (the “Transaction Agreement”) pursuant to which Mr. Wohlstadter entered into a non-disclosure and non-solicitation agreement and at the Effective Time, Roche will purchase all shares of Series B Preferred Stock owned by Mr. Wohlstadter, and Mr. Wohlstadter will release all claims he may have in connection with the Series B Preferred Stock for aggregate consideration to be paid to Mr. Wohlstadter of $2.75 million in cash. A copy of the Transaction Agreement is included as Exhibit 3 hereto and the description of the Transaction Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.

(c) No determination has been made with respect to the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries after the merger.

(d) It is intended that upon consummation of the merger, the directors and officers of Merger Sub shall be the directors and officers of the Issuer, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

(e) No determinations have been made regarding material changes in the Issuer’s capitalization or dividend policy after the Merger.

(f) Upon consummation of the merger, the Issuer will become a wholly-owned subsidiary of Roche. No determinations have been made regarding material changes in the Issuer’s business or corporate structure after the merger.

(g) Pursuant to the Merger Agreement, upon consummation of the merger, the Certificate of Incorporation and Bylaws of the Surviving Corporation will be amended.

(h) Upon consummation of the merger, the Common Stock will de-list from and no longer be quoted on the Nasdaq Global Market.

(i) Upon consummation of the merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, Roche currently has no plans or proposals which relate to, or would result in, any action similar to any of the matters listed in Items 4(a)−(i) of this Schedule 13D (although Roche reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Shareholders Agreement and the Transaction Agreement is qualified in its entirety by reference to the full texts of the Merger Agreement, the Stockholders Agreement and the Transaction Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1, 2 and 3 hereto. Except as set forth in this Schedule 13D, the Merger Agreement, the Stockholders Agreement and the Transaction Agreement, Roche does not and, to the best of Roche’s knowledge, none of the individuals named in Schedule A hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)−(b) By virtue of the Shareholder Agreement, Roche may be deemed to share with the Stockholders the power to vote, and may be deemed to be the beneficial owner of, 5,795,914 shares of Common Stock (including 332,000 shares subject to outstanding options), representing 21.3% of the outstanding shares of Common Stock, and 1,000 shares of Series B Preferred Stock, representing all of the outstanding shares of Series B Preferred Stock. Roche, however, hereby disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that Roche is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock or Series B Preferred Stock effected by Roche, or, to the best of Roche’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, Roche anticipates it will acquire the entire common equity interest in the Issuer pursuant to the Merger Agreement. Other than the Merger Agreement, the Shareholders Agreement and the Transaction Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Roche or, to the best of Roche’s knowledge, any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger dated as of April 4, 2007 between Roche Holding Ltd, Lili Acquisition Corporation and BioVeris Corporation.

Exhibit 2: Stockholders Agreement dated as of April 4, 2007 among Roche Holding Ltd, Samuel J. Wohlstadter and Nadine Wohlstadter.

Exhibit 3: Transaction Agreement dated as of April 4, 2007 among Roche Holding Ltd and Samuel J. Wohlstadter.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 13, 2007

ROCHE HOLDING LTD

By:	/s/ Bruno Maier
Name: Bruno Maier
Title: Director

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Roche are set forth below. If no business address is given, the business address is Grenzacherstrasse 124, CH-4070 Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Roche. Unless otherwise indicated below, all of the persons listed below are Swiss citizens.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors

Dr. Franz B. Humer	Chairman of the Board of Directors and Chief Executive Officer

Prof. Dr Bruno Gehrig Swiss Life Holding, Swiss Life General-Guisan-Quai 40, P.O. Box CH-8022, Zurich, Switzerland	Vice Chairman and Independent Lead Director Chairman of Board of Directors of Swiss Life Holding (life insurance company)

Andre Hoffmann	Vice-Chairman

Prof. Dr Pius Baschera Hilti Aktiengesellschaft, Feldkircherstrasse 100, Postfach 333, LI-9494 Schaan, Liechtenstein	Chairman of the Board of Directors of Hilti Aktiengesellschaft (company which sells devices and systems for the construction and engineering business)

Prof. John Irving Bell (Canadian citizen) University of Oxford, University Offices, Roosevelt Drive, Headington, Oxford OX3 7DG, UK	Regius Professor of Medicine, Oxford University

Peter Brabeck-Letmathe (Austrian citizen) Nestle, S.A., Avenue Nestle, CH-1800 Vevey, Vaud, Switzerland	Chairman of the Board of Directors and Chief Executive Officer of Nestle, S.A. (global food company)

Lodewijk J.R. de Vink (American citizen) Blackstone Healthcare Partners, LLC, 345 Park Avenue, New York, NY 10154	Founding Member and Consultant of Blackstone Healthcare Partners, LLC (private equity group)

Walter Frey Emil Frey Group, Badenerstrasse 600, CH-8048 Zürich	Chairman and Chief Executive Officer of Emil Frey Group (car dealing company)

Dr. DeAnne Julius (British citizen) Royal Institute of International Affairs, Chatham House, 10 James’s Square, London, SW1Y 4LE	Chairman, Royal Institute of International Affairs (also known as Chatham House which is an organization for the analysis of international issues)

Dr. Andreas Oeri	Surgeon

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Dr. Wolfgang Ruttenstorfer (Austrian) OMV Aktiengesellschaft, Otto-Wagner-Platz 5, A-1090 Wien	Chief Executive Officer and Chairman of the Executive Board of OMV (Oil and Gas Group)

Prof. Dr. Horst Teltschik (German citizen)	None

Prof. Dr. Beatrice Weder di Mauro Johannes Gutenberg-Universität FB03 Jakob Welderweg 4 D-55128 Mainz	Professor of Economics at University of Mainz, Mainz

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers

Dr. Franz B. Humer	Chairman and Chief Executive Officer

Dr. Erich Hunziker	Chief Financial Officer

William M Burns (British citizen)	Head Pharmaceuticals Division

Dr. Severin Schwan	Head Diagnostics Division

Prof. Jonathan K.C. Knowles (British citizen)	Head Global Research

Dr. Gottlieb A. Keller	Head Corporate Services and Human Resources